Philips gives update on Accelerate! program to achieve profitable growth through innovation and entrepreneurship

September 13, 2011

EUR 800 million in identified cost savings will streamline organization and reduce overhead costs allowing higher investments in innovation and sales growth

London, UK – At a meeting with investors and financial analysts today in London, UK, Royal Philips Electronics (NYSE: PHG, AEX: PHI) will update the financial market on the developments in the Lighting and Consumer Lifestyle sectors.

As part of his company update, Philips Chief Executive Officer Frans van Houten will discuss the progress that is being made with the Accelerate! program to drive innovation and customer centricity, while reinforcing performance improvements. The earlier announced program to reduce complexity and indirect costs by EUR 500 million is now targeted at EUR 800 million. As communicated earlier, the company reconfirms its intention to step up additional investments in R&D and customer-facing resources of around EUR 200 million a year.

“I am glad to see continued growth in our core businesses in Healthcare, Consumer Lifestyle, and the LED segment of Lighting, with strong positions in both growth and mature geographies,” said Mr. Van Houten. “We will continue to expand our market leadership through increased innovation efforts and customer intimacy, while removing complexity and changing our culture to transform Philips into a more entrepreneurial company. As a result of our efforts and despite economic challenges, we are confident that we can deliver on our 2013 financial targets of 4-6% sales growth, 10-12% EBITA, and 12-14 ROIC, as announced in July 2011.”

After the company update, Mr. Van Houten and Chief Financial Officer Ron Wirahadiraksa will take part in a question-and-answer session with the investors and analysts present in London. As interim Chief Executive Officer and Chief Financial Officer at Philips Lighting respectively, Mr. Van Houten and Mr. Wirahadiraksa will also comment on current market views and business priorities to sustain Philips leadership in the changing Lighting markets.

At the event, Pieter Nota, Chief Executive Officer of Philips Consumer Lifestyle will elaborate on the sector’s plan to drive profitable growth. Mr. Nota and other Consumer Lifestyle executives will discuss how the sector’s portfolio is being reshaped towards global scale and category leadership in Personal Care, Health & Wellness and Domestic Appliances.

Presentations in London will begin at 08:30 a.m. GMT (9:30 a.m. CET) and can also be followed via webcast. Please visit this link to listen to the webcast and download the slides that will be used during the day.

For further information, please contact:
Steve Klink
Philips Corporate Communications:
Tel: +31 20 5977 415
Email: steve.klink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity.” Headquartered in the Netherlands, Philips employs over 120,000 employees with sales and services in more than 100 countries worldwide. With sales of EUR 22.3 billion in 2010, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.